As filed with the Securities and Exchange Commission on July 26, 2011
================================================================================
                                                   1933 Act File No. 333-173334
                                                    1940 Act File No. 811-21549


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

(Check appropriate box or boxes)

[ ]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No. __
[X]  Post-Effective Amendment No. 1

and

[ ]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 23

                         Energy Income and Growth Fund
         Exact Name of Registrant as Specified in Declaration of Trust

           120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (630) 765-8000
               Registrant's Telephone Number, including Area Code

                             W. Scott Jardine, Esq.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187
 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:

                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement

---------------

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

     This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

                                EXPLANATORY NOTE

     This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-173334) of Energy Income and Growth Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

                           PART C - OTHER INFORMATION

Item 25:  Financial Statements and Exhibits

1. Financial Statements:

     The Registrant's audited financial statements, notes to the financial statements and the report of independent public accounting firm thereon have been incorporated into Part B of the Registration Statement by reference to Registrant's Annual Report for the fiscal year ended November 30, 2010 contained in its Form N-CSR, as described in the statement of additional information.

2. Exhibits:

a.    Declaration of Trust dated March 25, 2004.(1)

b.    Amended and Restated By-Laws of Fund.(7)

c.    None.

d.    Form of Share Certificate.(2)

e.    Terms and Conditions of the Dividend Reinvestment Plan.(2)

f.    None.

g.1 Form of Investment Management Agreement between Registrant and First Trust Advisors L.P. (10)

g.2 Form of Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Energy Income Partners, LLC. (10)

h.1   Form of Sales Agreement.(5)

h.2   Underwriting Agreement.*

i.    None.

j. Custodian Services Agreement between Registrant and BNY Mellon Investment Servicing Trust Company (formerly PFPC Trust Company).(3)

k.1 Transfer Agency Services Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc. (formerly PFPC Inc.).(3)



k.2   Administration and Accounting Services Agreement.(3)

k.3   Form of Committed Facility Agreement.(8)

l.1   Opinion and consent of Chapman and Cutler LLP.(9)

l.2   Opinion and consent of Bingham McCutchen LLP.(9)


l.3   Opinion and consent of Chapman and Cutler LLP.*

l.4   Opinion and consent of Bingham McCutchen LLP.*

m.    None.

n.    Consent of Independent Registered Public Accounting Firm.*

o.    None.

p.    Subscription Agreement between Registrant and First Trust Advisors L.P.(3)

q.    None.

r.1   Code of Ethics of Registrant.(4)

r.2   Code of Ethics of First Trust Portfolios L.P.(4)

r.3   Code of Ethics of First Trust Advisors L.P.(4)

r.4   Code of Ethics of Energy Income Partners, LLC.(6)

s.    Powers of Attorney.(6)

--------------------------------------------------------------------------------

*     Filed herewith.

(1) Filed on April 1, 2004 in Registrant's Registration Statement on Form N-2 (File No. 333-114131) and incorporated herein by reference.

(2) Filed on June 24, 2004 in Registrant's Registration Statement on Form N-2 (File No. 333-114131) and incorporated herein by reference.

(3) Filed on November 30, 2004 in Registrant's Registration Statement on Form N-2 (File No. 333-120853) and incorporated herein by reference.

(4) Filed on February 10, 2006 in Registrant's Registration Statement on Form N-2 (File No. 333-131771) and incorporated herein by reference.

(5) Filed on May 19, 2009 in Registrant's Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-154254) and incorporated herein by reference.

(6) Filed on October 14, 2008 in Registrant's Registration Statement on Form N-2 (File No. 333-154254) and incorporated herein by reference.

(7) Filed on July 14, 2010 in Registration Statement on Form N-2 (File No. 333-161666) of the First Trust Active Dividend Income Fund and incorporated herein by reference.

(8) Filed on March 16, 2009 in Registrant's Registration Statement on Form N-2 (File No. 333-154254) and incorporated herein by reference.

(9) Filed on April 1, 2011 in Registrant's Registration Statement on Form N-2 (File No. 333-173334) and incorporated herein by reference.

(10) Filed on October 19, 2010 in Registrant's Proxy Statement on Schedule 14A (File No. 811-21549) and incorporated herein by reference.

Item 26:  Marketing Arrangements

     The information contained under the heading "Plan of Distribution" contained in Registrant's Prospectus, filed as Part A of Registrant's Registration Statement on April 1, 2011 is incorporated by reference herein.

     The information contained in the Underwriting Agreement among the Registrant, First Trust Advisors L.P., Energy Income Partners LLC and the Underwriters for the Registrant's common shares of beneficial interest, filed as exhibit h.2 to this Registration Statement, is incorporated by reference herein.


Item 27:  Other Expenses of Issuance and Distribution

---------------------------------------------------------- -------------------
Securities and Exchange Commission Fees                    $ 1,965
---------------------------------------------------------- -------------------
Financial Industry Regulatory Authority, Inc. Fees         $ 5,500
---------------------------------------------------------- -------------------
Printing and Engraving Expenses                            $ 10,000
---------------------------------------------------------- -------------------
Legal Fees                                                 $ 423,000
---------------------------------------------------------- -------------------
Listing Fees                                               $ -
---------------------------------------------------------- -------------------
Accounting Expenses                                        $ 38,000
---------------------------------------------------------- -------------------
Blue Sky Filing Fees and Expenses                          $ -
---------------------------------------------------------- -------------------
Miscellaneous Expenses                                     $ 38,000
---------------------------------------------------------- -------------------
Total                                                      $ 516,465*
---------------------------------------------------------- -------------------
* These expenses will be borne by the Registrant unless otherwise specified in a prospectus supplement.


Item 28:  Persons Controlled by or under Common Control with Registrant

    Not applicable.


Item 29:  Number of Holders of Securities

    At May 31, 2011

----------------------------------  -----------------------------------------
Title of Class                      Number of Record Holders
----------------------------------  -----------------------------------------
Common Shares, $0.01 par value      11,049
----------------------------------  -----------------------------------------

Item 30:  Indemnification

Section 5.3 of the Registrant's Declaration of Trust provides as follows:

     (a) Subject to the exceptions and limitations contained in paragraph (b) below:

            (i) every person who is or has been a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust against all liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which that individual becomes involved as a party or otherwise by virtue of being or having been a Trustee or officer and against amounts paid or incurred by that individual in the settlement thereof; and

           (ii) the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement or compromise, fines, penalties and other liabilities.

     (b) No indemnification shall be provided hereunder to a Covered Person:

            (i) against any liability to the Trust or the Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual's office;

           (ii) with respect to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that that individual's action was in the best interest of the Trust; or

          (iii) in the event of a settlement involving a payment by a Trustee, Trustee Emeritus or officer or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) above resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual's office by the court or other body approving the settlement or other disposition or by a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that that individual did not engage in such conduct:

                 (A) by vote of a majority of the Disinterested Trustees (as defined below) acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

                 (B) by written opinion of (i) the then-current legal counsel to the Trustees who are not Interested Persons of the Trust or (ii) other legal counsel chosen by a majority of the Disinterested Trustees (or if there are no Disinterested Trustees with respect to the matter in question, by a majority of the Trustees who are not Interested Persons of the Trust) and determined by them in their reasonable judgment to be independent.

     (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such person. Nothing contained herein shall limit the Trust from entering into other insurance arrangements or affect any rights to indemnification to which Trust personnel, including Covered Persons, may be entitled by contract or otherwise under law.

     (d) Expenses of preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this
Section 5.3 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that the Covered Person is not entitled to indemnification under this Section 5.3, provided that either:

            (i) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

           (ii) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or legal counsel meeting the requirement in Section 5.3(b)(iii)(B) above in a written opinion, shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

     As used in this Section 5.3, a "Disinterested Trustee" is one (i) who is not an "Interested Person" of the Trust (including anyone who has been exempted from being an "Interested Person" by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or had been pending.

     (e) With respect to any such determination or opinion referred to in clause
(b)(iii) above or clause (d)(ii) above, a rebuttable presumption shall be afforded that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office in accordance with pronouncements of the Commission.

Section 6 of the Underwriting Agreement provides as follows:

    6. Indemnification and Contribution.

          (a) Indemnification by the Fund, the Adviser and Sub-Adviser. The Fund, the Adviser and Sub-Adviser, jointly and severally, agree to indemnify and hold harmless each Underwriter, its partners, directors, members, officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

          (1) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) including any information deemed to be a part thereof pursuant to Rule 430A or Rule 497 under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in the Preliminary Prospectus, any sales material, the Disclosure Package or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

          (2) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(e) below) any such settlement is effected with the written consent of the Fund and the Adviser; and

          (3) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Underwriters), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (1) or (2) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Fund, the Adviser or Sub-Adviser by any Underwriter expressly for use in the Registration Statement (or any amendment thereto), in the Preliminary Prospectus, any sales material, the Disclosure Package or in any Prospectus (or any amendment or supplement thereto).

          (b) Indemnification by the Underwriters. Each Underwriter agrees to indemnify and hold harmless each of the Fund, the Adviser and the Sub-Adviser, each of their partners, directors, trustees, members, each of their officers who signed the Registration Statement, and each person, if any, who controls the Fund, the Adviser or Sub-Adviser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section 6, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the Preliminary Prospectus, any sales material, the Disclosure Package or any Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Fund, the Adviser or the Sub-Adviser by such Underwriter expressly for use in the Registration Statement (or any amendment thereto), such Preliminary Prospectus, sales material, Disclosure Package or Prospectus (or any amendment or supplement thereto). The Fund, the Adviser and Sub-Adviser acknowledge that the statements set forth in the Preliminary Prospectus and the Prospectus in (i) the last sentence of the paragraph of the cover page regarding delivery of the Securities and (ii) under the heading "Underwriting," (A) the list of Underwriters and their respective participation in the sale of the Securities, (B) the sentences related to concessions and re-allowances and (C) the paragraph related to stabilization, syndicate covering transactions and penalty bids constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in the Disclosure Package or the Prospectus.

          (c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Counsel to the indemnified parties shall be selected as follows: counsel to Underwriters, its partners, directors, members, officers, and each person, if any, who controls any Underwriter within the meaning of
Section 15 of the Securities Act or Section 20 of the Exchange Act shall be selected by the Underwriters; counsel to the Fund, its partners, directors, trustees, members, each of its officers who signed the Registration Statement and each person, if any, who controls the Fund within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall be selected by the Fund; counsel to the Adviser and each person, if any, who controls the Adviser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall be selected by the Adviser and counsel to the Sub-Advisor and each person, if any, who controls the Sub-Advisor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall be selected by the Sub-Adviser. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for the Underwriters and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for the Fund, each of their partners, directors, trustees, members, each of its officers who signed the Registration Statement and each person, if any, who controls the Fund within the meaning of Section 15 of the Securities Act or
Section 20 of the Exchange Act, the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for the Adviser, the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for the Sub-Adviser, and the fees and expenses of more than one counsel, in each case in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

          (d) Settlement Without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by
Section 6(a)(2) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

          (e) Other Agreements with Respect to Indemnification and Contribution. The provisions of this Section 6 hereof shall not affect any agreements among the Fund, the Adviser and Sub-Adviser with respect to indemnification of each other or contribution between themselves.

                 (f) Contribution.

          (1) If the indemnification provided for in this Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Fund, the Adviser and Sub-Adviser on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Fund, the Adviser and Sub-Adviser on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

          (2) The relative benefits received by the Fund, the Adviser and Sub-Adviser on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Fund and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

          (3) The relative fault of the Fund, the Adviser and Sub-Adviser on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Fund, by the Adviser, by the Sub-Adviser or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          (4) The Fund, the Adviser, the Sub-Adviser and the Underwriters agree that it would not be just and equitable if contribution pursuant to this
     Section 6(f) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 6(f). The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 6(f) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

          (5) Notwithstanding the provisions of this Section 6(f), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

          (6) No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (7) For purposes of this Section 6(f), each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person who controls the Fund, any Adviser or Sub-Adviser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Fund, the Adviser and the Sub-Adviser and each trustee, director or member of the Fund, the Adviser and the Sub-Adviser shall have the same rights to contribution as the Fund, the Adviser and the Sub-Adviser. The Underwriters' respective obligations to contribute pursuant to this Section 6(f) are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

(g) The indemnity and contribution agreements contained in this Section 6 and the representation and warranties of the Fund, the Adviser and the Sub-Adviser set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Underwriter, its partners, officers or employees, or any person controlling such Underwriter, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and or by or on behalf of the Fund and/or any Adviser or Sub-Adviser, its directors and officers or any person who controls the Fund, and/or any Adviser or Sub-Adviser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, (ii) delivery and acceptance of the Securities and payment therefor, or (iii) any termination of this Agreement. A successor to any Underwriter or to the Fund or the Adviser or the Sub-Adviser, its respective directors or officers, or any person controlling the Fund, or the Adviser or Sub-Adviser, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 6.

Item 31: Business and Other Connections of Investment Advisers

The information in the Statement of Additional Information under the captions "Management of the Fund--Trustees and Officers" and "Sub Adviser" is hereby incorporated by reference.

Item 32: Location of Accounts and Records.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.

Item 33: Management Services

Not applicable.


Item 34: Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.     Not applicable.


3.     Not applicable.


4. The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
       Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

       The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.     The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act of 1933 and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the Securities Act of 1933.

8.     The Registrant undertakes to file a post-effective amendment pursuant to
       Section 8(c) of the Securities Act of 1933 in connection with any offering of its securities below net asset value.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 26th day of July, 2011.

                                               ENERGY INCOME AND GROWTH FUND


                                               By:      /s/ James A. Bowen
                                                    ---------------------------
                                                    James A. Bowen, President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

-----------------------  -------------------------------------  ------------------------------------
Signature                Title                                  Date
-----------------------  -------------------------------------  ------------------------------------
__/s/ James A. Bowen     President, Chairman of the Board       July 26, 2011
                         and Trustee (Principal Executive
 James A. Bowen          Officer)
-----------------------  -------------------------------------  ------------------------------------
___/s/ Mark R. Bradley   Chief Financial Officer and            July 26, 2011
                         Treasurer (Principal Financial
 Mark R. Bradley         and Accounting Officer)
-----------------------  -------------------------------------  ------------------------------------
Richard E. Erickson(1)   Trustee                             )
-----------------------  -------------------------------------  By:     /s/ W. Scott Jardine
Thomas R. Kadlec(1)      Trustee                             )           W. Scott Jardine
-----------------------  -------------------------------------           Attorney-In-Fact
Robert F. Keith(1)       Trustee                             )           July 26, 2011
-----------------------  -------------------------------------
Niel B. Nielson(1)       Trustee                             )
-----------------------  -------------------------------------  ------------------------------------

(1) Original powers of attorney authorizing James A. Bowen, W. Scott Jardine and Eric F. Fess to execute Registrant's Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Post-Effective Amendment No. 1 is filed, were previously executed filed on October 14, 2008 as Exhibit S to Registrant's Registration Statement on Form N-2 (File No. 333-154254).

                               INDEX TO EXHIBITS

h.2  Underwriting Agreement.

l.3  Opinion and consent of Chapman and Cutler LLP.

1.4  Opinion and consent of Bingham McCutchen LLP.

n.   Consent of Independent Registered Public Accounting Firm.